Exhibit 21.1

List of Subsidiaries

Name of Subsidiary	Jurisdiction of
Incorporation or Organization
*Emergent BioDefense Operations Lansing Inc.	Michigan
Emergent Product Development Gaithersburg Inc.	Delaware
Emergent Commercial Operations Frederick Inc.	Maryland
Emergent Frederick LLC	Maryland
Emergent Sales and Marketing US LLC	Delaware
Emergent International Inc.	Delaware
Emergent Europe Inc.	Delaware
Emergent Manufacturing Operations Meriden LLC	Delaware
Emergent Product Development UK Limited	England
Oxford Emergent Tuberculosis Consortium Limited	England
Emergent Sales and Marketing Germany GmbH	Germany
Emergent Product Development Germany GmbH	Germany
Emergent BioSolutions Malaysia SDN. BHD.	Malaysia
Emergent Sales and Marketing Singapore Pte. Ltd.	Singapore
Emergent Holding Asia Pte. Ltd.	Singapore

*Emergent BioDefense Operations Lansing Inc. has registered to do business as Emergent BioDefense.